Lightstone Real Estate Income Trust Inc.

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

September 8, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Robert F. Telewicz, Jr.

Re:	Lightstone Real Estate Income Trust Inc.
Form 10-K for the fiscal year ended December 31, 2015 Filed March 15, 2016
File No. 333-200464

Lightstone Real Estate Income Trust Inc.
Form 10-Q for the quarterly period ended June 30, 2016 Filed August 15, 2016
File No. 333-200464

Dear Mr. Telewicz:

On behalf of Lightstone Real Estate Income Trust Inc. (the “Company”), I am submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 2, 2016 (the “Comment Letter”) with respect to our Form 10-K for the fiscal year ended December 31, 2015 (File No. 333-200464) filed on March 15, 2016 and our Form 10-Q for the quarterly period ended June 30, 2016 (File No. 333-200464) filed on August 15, 2016.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

Form 10-Q for the quarterly period ended June 30, 2016

3. Stockholders’ Equity

Residual Equity Interest, page 8

1. We note your letter dated May 17, 2016 with regard to your accounting treatment for the subordinated residual interest agreement. We also note that $5.7 million has been funded under the agreement as of June 30, 2016, which is classified as permanent equity on the balance sheet. Please address the following:

a.	Please clarify for us the reasons why the subordinated residual interest agreement was structured as a debt agreement rather than an equity agreement, including potential tax consequences and legal rights, including the event of bankruptcy.

The structuring of the subordinated residual agreement as a debt agreement rather than an equity agreement was not undertaken as a result of any potential tax consequences or legal rights, including the event of bankruptcy. Rather, the primary reason the subordinated residual interest agreement was structured as a debt agreement versus an equity agreement was due to timeliness and relative ease of drafting the agreement. The issuance of subordinated “equity” would have required the creation of a new class of stock through the filing of Articles Supplementary in Maryland after appropriate action by the Board of Directors of the Company.

Robert Telewicz

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 8, 2016

b.	Please tell us all situations legally available to the sponsor in which it can require repayment of the loan.

The sponsor may only require repayment of the loan under a liquidation of the Company as no payments are due and payable to the sponsor OR required until a liquidation event AND only will be made after holders of common shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8% on their respective net investments. There are no other situations legally available to the sponsor in which it can require repayment of the loan

c.	Please tell us the circumstances, if any, where the loan would require repayment but the underlying holders of the common shares would not have received their liquidation distributions.

There are no circumstances where the loan would require repayment but the underlying holders of the common shares would not have received their liquidation distributions.

d.	Based on the terms of the subordinated residual interest agreement, it appears that the agreement terminates upon certain events (i.e., the termination of the IPO, total aggregate loan proceeds drawn under the agreement equal $36 million or borrower’s receipt of proceeds from the IPO of $300 million). Please clarify for us the rationale for including these termination clauses in the agreement, the impact of the termination clauses on the agreement and whether the borrower is required to repay the sponsor once one of these termination conditions are met.

The rationale for including the termination clauses in the agreement was principally to provide for the sponsor’s obligation to make advances to the Company of up to $36 million to coincide with the offering period for the Company’s IPO. Although the agreement’s language provides for it to terminate upon certain events, the termination clauses specifically relate to the sponsor’s obligation to make advances to the Company under the agreement and have no bearing on the timing of repayment to the sponsor. Rather, the repayment to the sponsor is not due and payable OR required until a liquidation of the Company AND only will be made after holders of common shares have received liquidation distributions equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 8% on their respective net investments.

e.	We note that the loan agreement allows for the Company to repay the loan at any time without penalty. Please tell us when the Company may exercise its right to repay the loan and the approvals required to exercise its right. For example, please clarify if the sponsor and its related parties can affect the Company’s ability to exercise its right to repay the loan.

As set forth in the agreement, the Company has the option to repay the loan at any time without penalty. The approval to do so would require a majority affirmative vote of the independent members of the Company’s Board of Directors. The sponsor and its related parties do not have the ability to affect the Company’s ability to exercise its right to repay the loan.

Robert Telewicz

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 8, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to contact me by phone at 212-616-9975 or by email at dbrandin@lightstonegroup.com.

Yours truly,

/s/ Donna Brandin
Donna Brandin
Chief Financial Officer and Principal Accounting Officer